Exhibit 12.1

Discovery Laboratories, Inc.
Computation of Ratio of Earnings to Fixed Charges
(in thousands)

Our earnings were insufficient to cover fixed charges in each of the years in the five-year period ended December 31, 2013 and in the three-month period ended March 31, 2014.  Our fixed charges do not include any dividend requirements with respect to preferred stock because, as of the date of this prospectus and for the five preceding fiscal years, we have had no preferred stock outstanding.

We compute the ratio of earnings to fixed charges by dividing (i) earnings (loss), which consists of net income from continuing operations before income taxes plus fixed charges and amortization of capitalized interest less interest capitalized during the period and adjusted for undistributed earnings in equity investments, by (ii) fixed charges, which consist of interest expense, capitalized interest and the interest portion of rental expense under operating leases estimated to be representative of the interest factor.

	Fiscal Year Ended December 31,					Three Months Ended March 31,
	2009	2010	2011	2012	2013	2014
Ratio of earnings to fixed charges (1)
Coverage deficiency	$(29,871)	$(19,175)	$(20,965)	$(37,315)	$(45,215)	$(11,476)

(1)	Adjusted earnings, as described above, were insufficient to cover fixed charges in each period. We have not included a ratio of earnings to combined fixed charges and preferred stock dividends because we do not have any preferred stock outstanding.